UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 23)*

The Cheesecake Factory Incorporated

(Name of Issuer)

Common stock, $0.01 par value

(Title of Class of Securities)

163072101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 163072101

1.	Names of Reporting Persons David Overton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,772,309

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,772,309

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,772,309

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 7.2%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer The Cheesecake Factory Incorporated
	(b)	Address of Issuer’s Principal Executive Offices 26901 Malibu Hills Road Calabasas Hills, CA 91301

Item 2.
	(a)	Name of Person Filing David Overton
	(b)	Address of Principal Business Office or, if none, Residence 26901 Malibu Hills Road Calabasas Hills, CA 91301
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common stock, $0.01 par value
	(e)	CUSIP Number 163072101

Item 3.	NOT APPLICABLE

Item 4.	Ownership

The ownership information presented below represents beneficial ownership of the Issuer’s Common Stock as of December 31, 2022, based on 51,420,136 shares of Common Stock outstanding as of October 24, 2022.
	(a)	Amount beneficially owned: 3,772,309
	(b)	Percent of class: 7.2%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 3,772,309
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 3,772,309
		(iv)	Shared power to dispose or to direct the disposition of 0

Mr. Overton’s beneficial stock ownership excludes 60,211 shares held by Mr. Overton’s spouse as trustee for the Sheila A. Overton Living Trust and 183,950 shares held by the David M. Overton 2011 Gift Trust UTA dated 11/23/2011 for the benefit of Mr. Overton’s son, of which Mr. Overton’s spouse is the trustee.  Mr. Overton has no voting or dispositive power over such shares and disclaims beneficial ownership thereof.  In addition, Mr. Overton’s beneficial ownership includes 755,140 shares that he has the right to acquire upon exercise of options to purchase within 60 days of December 31, 2022.

Item 5.	Ownership of Five Percent or Less of a Class
NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group
NOT APPLICABLE

Item 9.	Notice of Dissolution of Group
NOT APPLICABLE

Item 10.	Certification
NOT APPLICABLE

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2023
Date

/s/ David Overton
Signature

David Overton, Chairman and Chief Executive Officer The Cheesecake Factory Incorporated
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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